EXHIBIT 99.1

The Bezeq Era
Investors presentation, January 2015

Forward-Looking Statement
This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include the factors indicated in our filings with the
Securities and Exchange Commission (SEC). For more details, refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F and Current Reports on Form 6-K. We undertake no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.
The information contained in this presentation is subject to, and must be read in conjunction with, all other publically available information, including our Annual Report on Form 20-F for the year ended December 31, 2013, and other filings that we make from time to time including our quarterly data. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only based on such information as is contained in such public filings, after having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, we give no advice and make no recommendation to buy, sell or otherwise deal in our shares or in any other securities or investments whatsoever. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. No offering of securities shall be made in Israel except pursuant to an effective prospectus under the Israeli
Securities Law, 1968 or an exemption from the prospectus requirements under such law.

BCOM’s Profile
2
▪ B Communications Ltd. (TASE and Nasdaq: “BCOM”) is a telecommunications oriented holding company which is a subsidiary of Internet Gold and part of the Eurocom Group in Israel. The Company, which went public on NASDAQ in
 November 2007, was formerly known as 012 Smile Communications Ltd.
▪ BCOM holds the controlling interest (approximately 30.8%) in Bezeq, The
 Israel Telecommunication Corp. (“Bezeq”), Israel’s largest
 telecommunications provider (TASE: BEZQ).
▪ BCOM decreased its net debt from more than NIS 5 billion as of the date it acquired its controlling interest in Bezeq (in April 2010) to NIS 2.5 billion as of
 September 30, 2014.
▪ On February 19, 2014, BCOM announced the completion of an international offering of US$ 800 million senior secured notes that was used to fully refinance the bank and institutional debt that it incurred to acquire its controlling interest in Bezeq.

• Founded in 1979
• One of Israel’s largest holding companies with a strong presence in Israel and a growing international presence
• Owned by Shaul Elovitch, Chairman of the Board of Directors (80% ownership) and Yossef Elovitch, Director (20% ownership)
• Solid financial base and strategic partnerships ensure the strong backing necessary to accelerate growth
• Diversified portfolio with investments in telecommunications, media, real estate, consumer electronics and financial services
YES - D.B.S. Satellite
Services (1998) Ltd.
Walla Shops
Space
Communications Ltd.
Satcom Systems Ltd.
Satlink
Communications Ltd.
Traded on TASE
«
«
Traded on NASDAQ
Internet Gold
Golden Lines Ltd.
Bezeq
B Communications
Pelephone
Bezeq International
Bezeq On-Line
Telecom Services
Media
Satellite Services
Telecom Consumer
Electronic Products
Eurocom Cellular
Communications
(Nokia)
Eurocom Digital
Communications
(Panasonic)
D.M. Engineering
Ltd.
Eurocom Communications
«
«
«
«
Walla
«
Eurocom Real
Estate Ltd.
Midtown
Real Estate
Enlight Energy Ltd.
Eurocom Capital
Finance Ltd.
Investments &
 Finance
«
«
«
EITAG Ltd.
Eurocom Group Overview

Eurocom: Israel’s Largest
Communications Footprint
International long distance

 Proven capabilities in:
 • Strategy creation & strategic planning
 • Marketing & brand development
 • Operational & financial management
 • Management of mergers & acquisitions
 • Creation of partnerships
 • Capital raising: 13 major transactions
 • 2 IPOs - IGLD and BCOM
 • 10 bond issues
 • $800 million international offering
Doron Turgeman
CEO since 2011 & CFO from 2001 till 2011
19 years experience in management
17 years experience in communications
BCOM - Experienced, Disciplined Leadership
5
«
«
Chairman of the board of directors of Bezeq and it’s subsidiaries

Key Milestones for BCOM
From small entrepreneurial business
to large holding company

1999
to
2006
2007
to
2009
2010
to
2015
 • Sale of legacy 012 Smile Communications assets
 • Acquisition of the controlling interest in Bezeq - Israel’s telecom market leader
 • From April 2010 through September 2014, BCOM decreased its net debt from more than NIS 5 billion to
 NIS 2.5 billion.
 • On February 19, 2014, BCOM announced the completion of an international offering of US$ 800 million senior secured notes that was used to fully refinance the bank and institutional debt that it incurred to acquire its controlling interest in Bezeq.
 • Focus on continuous deleveraging and creation of shareholder value
 • Founded in 1999 under the name Goldtrade, operating in the field of e-commerce, as a subsidiary of
 IGLD, and as the operator of the e-commerce web site P1000
 • In 2004, IGLD increases its holdings in the Company to 100%
 • Restructure of IGLD into a holding company owning Smile Communications and Smile Media
 • As part of the restructure Goldtrade changes its name to Smile Communications, transfers its e-commerce activities to Smile Media and receives IGLD's communications activities
 • Acquisition and merger with 012 Golden Lines to form 012 Smile Communications
 • Successful IPO and listing of 012 Smile Communications on NASDAQ and TASE (SMLC)
 • Continuous organic growth
 • Crystallization of the strategy to become a leader in the Israeli telecom market
 • Preparation for the next major M&A transaction while examining several opportunities

Group Structure

Eurocom Group
Internet Gold
Golden Lines
BCOM
~70%
~66.7%
~31%
Walla!
100%
100%
100%
~50%
100%
Mobile telephony
and data
Fixed-line, broadband
infrastructure, data com
Call centre
services
ILD, ISP,
enterprise
solutions
Pay-TV (DTH)
Internet
portal
Free float
~30%
Free float
Free float
~33.3%
~100%
Private
• M.cap (Mil. NIS) - 352
• NAV(3) (Bil. NIS) - 1.1
• Net debt (Mil. NIS) - 801
• Net debt / EBITDA - 4.04
• Listed - TASE, NASDAQ
• M.cap (Bil. NIS) - 1.7
• NAV (2) (Bil. NIS) - 2.9
• Net debt (Bil. NIS) - 2.46
• Net debt / EBITDA - 3.19
• Listed - TASE, NASDAQ
• M.cap (Bil. NIS) - 17.4
• TTM EV/EBITDA (4) - 5.3
• Net debt / EBITDA (4) - 1.4
• Listed - TASE
Source: Company’s information, Bezeq’s investors’ presentation.
(1) All figures are as of September 30, 2014, except for Market Cap. which is at January 21, 2015.
(2) BCOM’s NAV is defined as value of BCOM’s shares according to Bezeq market cap, based on Bezeq stock price as of January 21, 2015 less BCOM’s net debt.
(3) IGLD’s NAV is defined as value of IGLD’s shares according to BCOM’s NAV, based on Bezeq stock price as of January 21, 2015 less IGLD’s net debt.
(4) Bezeq’s EV/EBITDA and Net Debt/EBITDA ratios are effected by the one-time capital gain generated from the sale of the "Yad2" web site.

Bezeq’s Dividend Policy
distribution of 100% of its net income on a semi-annual basis
Dividend Yield from 2006 to 2014
¹ Based on the sum of regular and special dividends paid during the fiscal year divided by Bezeq’s market cap as of December 31.
• Based on its ownership interest,
 BCOM (SP2) is entitled to receive
 ~ 31% of Bezeq’s annual
 dividends
• Since 2006, Bezeq has paid over
 NIS 22.8 billion (US$ 6.2 billion)
 in dividends
• Bezeq paid all six equal special
 dividend payments which were
 declared by its Board of Directors
 and approved by the Israeli Court
 and the general meeting. The
 special dividend of NIS 3 billion in
 the aggregate was paid on a semi
 -annual basis from 2011 to 2013.
8
Dividend yield (%)¹

Bezeq
Overview

Bezeq is Israel’s largest telecom group and the most
comprehensive infrastructure and service provider
Note: LTM results and KPIs as of 3Q ’14; Subscriber based market share data as of 3Q ’14
1 Company estimates; Captures private and business sector
2 50.2% held by Eurocom. Following a Supreme Court decision which prevents Bezeq from getting control of YES, as of August 2009, Bezeq ceased consolidating YES financial results and started accounting for its investment in YES according to the equity method (impact on Bezeq’s net income)
3 Breakdown based on gross revenue (pre elimination of inter-company revenues)
4 Breakdown based on aggregate EBITDA generated by Bezeq Fixed-Line, Pelephone and Bezeq International (pre elimination of inter-company items)
5 Company estimates; Based on total broadband Internet infrastructure access services subscribers in the market
6 Adjusted EBITDA represents profit before income tax, share of loss of equity-accounted investee, financing expenses, net and depreciation and amortization. EBITDA includes sale of Coral-tell Ltd. (“Yad2”) for NIS 582 million
Bezeq Group
■ Market cap: NIS 20bn (as of December 4, 2014)
■ LTM Revenue: NIS 9.2bn
■ LTM Adj. EBITDA6: NIS 4.5bn
100%
100%
100%
49.8%2
Fixed-Line
(Telephony, Broadband and
Data Transmission)
ISP, ILD and
Enterprise
Cellular
Pay-TV (DTH)
■ 2.2mm access lines/1.3mm
 broadband Internet lines
■ #1 Fixed-Line telephony
 provider with 63%1 market
 share
■ #1 Broadband infrastructure
 provider with 65% market
 share
■ Largest ISP with 41% market
 share5
■ Offering full suite of data transfer,
 network and ICT solutions for
 small and large enterprises
■ 2.6mm subscribers
■ Among top three incumbent
 cellular providers with 26%
 market share
■ 623K subscribers
■ Sole licensed DTH provider in
 Israel with 41% Pay-TV
 market share
(Pelephone)
■ LTM Revenue: NIS 4.3bn
 ■ 46% of total revenues3
■ LTM EBITDA: NIS 2.6bn
 ■ 68% of total EBITDA4
■ LTM Revenue: NIS 1.5bn
 ■ 16% of total revenues3
■ LTM EBITDA: NIS 361mm
 ■ 9% of total EBITDA4
■ LTM Revenue: NIS 1.7bn
■ LTM EBITDA:NIS 564mm
■ YES results are not consolidated
 into Bezeq financials2
■ LTM Revenue: NIS 3.6bn
 ■ 38% of total revenues3
■ LTM EBITDA: NIS 883mm
 ■ 23% of total EBITDA4

Bezeq is the historical incumbent and since its
privatization in 2005 has been controlled under a
Control Permit attached to the 30% stake
Control permit
■ Control in Bezeq is held by holders of a pre-approved permit from the Israeli Prime Minister and the Ministry of Communications (“Control
 Permit”)
■ Only a party that holds a Control Permit may exercise its holdings in such a manner as to direct the activities of Bezeq
■ B-Com is the only shareholder that has a permit to direct the activities of Bezeq
■ B-Com has nominated all of the members of Bezeq’s board of directors who were elected by shareholders1
■ B-Com consolidates Bezeq’s financial statements based on its de-facto control of Bezeq
Bezeq begins operating as a
governmental company
responsible for all
communications services in
Israel
■ Privatization of Bezeq
■ Apax-Saban-Arkin
 consortium purchases the
 control stake for NIS
 4.2bn
Bezeq
International
launches its
submarine cable
Listing on the TASE
■ Bezeq launches the NGN network
■ Pelephone launches High Speed GSM+ network
■ Board approves dividend policy of 100% of net
 income
History and milestones
■ Stella Handler appointed CEO
 of Bezeq (Fixed-Line)
■ FTTH/FTTB deployment
 underway (BFIBER)
B-Com acquires
the control stake from
Apax-Saban-Arkin for NIS
6.5bn
Source: Company information
1 Excluding employee representatives on the Board whose nominations require the prior approval of our ultimate controlling shareholder, Mr. Shaul Elovitch, as chairman of Bezeq’s
 Board of Directors, pursuant to Bezeq’s collective bargaining agreement
■ Fiber deployment will reach
 1,000,000 households by the end of
 2014
■ Pelephone launches High Speed 4G
 services
■ Moti Elmaliach appointed CEO of
 Bezeq International
■ Wholesale regulation approved

1984
1990
2005
2009
2010
2012
2013
2014

Bezeq operates in an attractive macroeconomic
environment with unique characteristics
Source: EIU; Israel Central Bureau of Statistics; Company data; Public filings for competitors’ data
1 Indicates credit rating and outlook by S&P / Moody’s
2 Mobile subscribers based on total UMTS subscribers for all MNOs; Broadband internet subscribers based on Bezeq and HOT subscribers; Fixed-Line telephony lines based on Bezeq,
 HOT, Cellcom, Partner and other operators
3 Based on aggregate revenues of the 4 largest telecom groups: Bezeq (incl. YES), HOT, Cellcom and Partner; USD/NIS conversion based on exchange rate of 3.47 as of December 31,
 2013
2000-
2012
CAGR
+3.4%
+1.0%
+1.7%
The Israeli economy benefits from positive fundamentals as reflected in its A+/A1 (stable)1 sovereign credit rating
The Israeli telecommunications market is growing
alongside the growth in population...
Total 2013 revenue:
$7.2bn3
■ Duopoly in infrastructure market with Bezeq
 and HOT as sole owners of fixed-line
 infrastructure
■ High penetration and usage rates across all
 telecommunications services
■ Technology driven market with rapid
 adoption rate of new technologies
■ Strong brand appreciation and loyalty with
 high premium
■ Relatively young population
2
...and Bezeq is the largest player in the market with the
largest revenue share
% of total market revenue
Aggregate
mobile,
broadband
internet and
fixed-line
telephony lines
('000s)
Consistent high GDP growth...
2012-
2016E
CAGR
+3.9%
+0.8%
+2.3%
...with strong underlying population growth
1.8%
% Population
growth in
Israel
1.9%
1.8%
1.9%
Real GDP (rebased to 100)
1.9%

Bezeq’s leading position is supported by its fully owned
advanced network infrastructure and technology
across all lines of business
Bezeq Fixed-Line
Pelephone
YES
Bezeq International
■ Extended optical fiber deployment underway - Bfiber
 (FTTH/FTTB)
 ■ Fiber rollout is on track to reach 1,000,000 households by end of 2014
 ■ The only fixed-line company with a nationwide fiber network
 ■ Implementing VDSL and vectoring technologies
■ Highly advanced nationwide NGN network that has led to
 impressive achievements
 ■ Average speed among Bezeq subscribers has increased from
 17.3 Mbps in Q3 2013 to 24.0 Mbps in Q3 2014
■ Advanced infrastructure following the launch of submarine cable in 2012 (“Jonah”)
 ■ Among the most advanced in the world (40G upgradable to 100G)
■ Key differentiator over competition
 ■ Only Israeli ISP to own an international infrastructure
 ■ Increased capacity and Internet performance
 ■ Potential revenue streams from future sale of additional cable capacity
 ■ Full cable redundancy
■ Pioneer in HD broadcasting, advanced set-top box
 combining PVR, VOD & HD, and streamer
■ Leader in value added services based on Hybrid
 satellite-IP platform and Progressive Download
 technology
 ■ Launched “yes Multiroom” service (first in Israel)
 ■ Recently launched “yes Go” - TV Everywhere service
 (first in Israel)
Palermo
Catania
Marseille
Rome
Bari
Chania
Athens
Tel-Aviv
Haif
a
Cypru
s
Istanbul
Thessalonica
Sofia
Jordan
Jonah cable
Ariel cable
Israel

■ Fast and advanced network
 ■ Rolling out High Speed 4G network , using LTE
 technology.
 ■ In 2015 majority of the population will enjoy 4G
 coverage
 ■ Covers substantially all of Israel with 2 switch farms
 connected to approximately 2,200 sites
 ■ The network performances expected to upsurge
 following the LTE frequency tender

Bezeq Fixed-Line is the leading company in
Telephony, Broadband and Data Transmission
Services
1 Average revenue per user not including revenues from data communications and transmissions services, internet services, services to communications providers, and contract and other services. Based on average subscribers for the period.
2 Represents HOT Q1 ’13 ARPU; Broadband ARPU not available after Q1 ’13; Q4 ’12 ARPU not available
...and broadband ARPU1 continues to increase and drive
revenues
Broadband
revenues
(NIS mm)
Since 2011 the number of telephony lines has decreased
moderately and remained meaningful...
Bezeq access
lines (000’s)
1,092
1,166
1,287
1,354
ARPU (NIS)
...and the decline which characterized 2012-2013 has
abated during 2014 and nearly stopped
■ Cancellation of “Naked DSL”
■ Unlimited packages introduced to the market by mobile
 operators
Bezeq market
share (%)
Bezeq has been consistently increasing its market share in
the broadband infrastructure market...
60.3%
64.7%
59.1%
62.9%
HOT’s ARPU
57
62
662
Bezeq access lines
net adds (000’s)

Bezeq Fixed-Line presents high performance
compare to global benchmark indicators
Incumbent rolling 12 month fixed broadband market share
gains (Q3-14)
Incumbent retail wireline line loss by operator
(Q3-14 YoY change %)
Source: Company data, Credit Suisse research Q3 2014

Bezeq International is the leading ISP, ILD and
business solutions provider
…and Bezeq International has been outgrowing peers
and successfully increasing its market share in the ISP
market
Source: Company data and competitors’ public filings
1 Total revenues excluding ILD revenue
The ISP market has been growing consistently with
the broadband infrastructure market...
Total broadband
infrastructure subs
(000’s)
ISP, ICT and data are Bezeq International’s growth
engines...
ISP, ICT and data
revenues1
(NIS mm)
72%
69.5%
71.4%
% of total Bezeq
International
revenues
Bezeq
Internationa
l EBITDA
(NIS mm)
EBITDA
margin (%)

Growth in subscribers and market share continues…
YES’s unparalleled content offering continues to be a key
differentiator vs. HOT...
YES
Market
share %
...while maintaining stable ARPU despite premium pricing
YES ARPU
(NIS)
39.5%
40.7%
41.0%
42.0%
HOT’s Pay-TV
ARPU2
209
Source: Company data and competitors’ public filings
1 According to TNS Israel, September 2014, conducted at yes’s request
2 HOT no longer reports Pay-TV ARPU as of Q1 ’13
■ 8 wins in “docaviv
 festival” 2014

Which company broadcast the best
content?1
41.2%
Net growth in Pay-TV market (000’s subs)
40.2%

Bezeq Group - Financial overview
Bezeq has substantial revenue level…
…and has delivered consistent expansion in EBITDA1
margin…
…resulted in high levels of OpFCF3 and cash conversion
59.1%
65.6%
70.3%
% of
consolidated
Adj. EBITDA3
(OpFCF
conversion
ratio)
Capex %
of Revenue
16.7%
15.0%
12.8%
13.9%
71.4%
1 Adjusted EBITDA represents profit before income tax, share of loss of equity-accounted investee, financing expenses, net and depreciation and amortization. The EBITDA includes Coral tell
Ltd. (Yad2)
 sale which amounted 582 million NIS
2 Net capex reflects cash flows received from disposal of real estate and copper
3 Operating Free Cash Flow defined as Consolidated Adj. EBITDA - Consolidated Capex
2
...which combined with stable capex levels...
Consolidated
OpFCF
(NIS mm)

Facing the future
Ongoing investment in advanced
infrastructure and technological leadership -
LTE, Fiber, submarine cable and advanced
multichannel TV technologies
Continued emphasis on the Company's
brands as “premium” by means of brand
differentiation in each market - leading
content in television, fast quality internet
with value-added services, fast and
advanced cellular network
Continued investment in high quality
customer service - shift towards self service,
automation and proaction
Expanding our innovative product offerings
to increase revenues, stickiness and expand
Company’s footprint - TV Everywhere,
advanced STB, Cloud, Smart Home, M-
Payments, M2M, etc.
Maintaining quality personnel and strong
management
Increasing synergy levels between
companies within the group to maximize
revenues, increase efficiency and reduce
expenditures

Bezeq Group - Revenue and EBITDA by segment
Fixed-Line - Telephony, Broadband and Data Transmission Services (NIS
mm)
Comments
Fixed-Line Revenue
Pelephone (NIS mm)
Comments
Bezeq International (NIS mm)
Comments
Comments
Pelephone Revenue
Pelephone EBITDA
■ Revenue growth in the broadband segment
 driven by ARPU and bandwidth growth partially
 offsetting decline in Fixed-Line telephony
■ Strong growth in revenues from ISP, data and
 ICT services offsetting decrease in ILD revenues
■ Steady EBITDA margins
■ Revenue growth driven by subscribers growth
 and increased usage of advanced services
■ Steady EBITDA margins
■ Highly competitive environment impacted
 revenue and EBITDA
 ■ Most of the decline due to decrease in
 handsets sold and price erosion
■ Despite revenue and margin contraction, cash
 flow remained strong throughout the period

Bezeq Group - KPIs
Broadband
Fixed-Line
telephony
Mobile
Pay TV
Subscribers (’000)
ARPU (NIS)
(2.5%) CAGR
(3.2%) CAGR
2.3% CAGR
0.2% CAGR

Financials & KPI

BCOM’s Cash Position
As of September 30, 2014, BCOM’s unconsolidated liquidity balances totaled NIS
1.09 billion (including dividend receivable) and its unconsolidated total debt was NIS
3.55 billion.

BCOM During 2014

BCOM Solo- Asset Balances
(NIS millions)

BCOM Solo- Liability Balances
(NIS millions)

BCOM Solo P&L
(NIS Millions)

• All amounts include future estimated interest payments

BCOM NAV Calculation

Reduction in BCOM’s Net Debt
From the Bezeq acquisition and until September 30, 2014
(NIS Millions)

The Bezeq Era
Thank you